Nathan D. Briggs

T + 1 202 626 3909

F + 1 202 383 9308

nathan.briggs@ropesgray.com

October 28, 2013

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Shiller Enhanced CAPE (the “Fund”), File Nos. 333-164298 and 811-22378

Dear Mr. Bartz:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), in response to the comments received from you on September 30, 2013, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its registration statement. PEA No. 19 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on August 15, 2013 and is designated to become effective on October 29, 2013. The purpose of PEA No. 19 was to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing this PEA No. 21 pursuant to Rule 485(b) to: (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

In connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus Summary – Investment Objective (page 3)

1.	Comment: In the Fund’s principal investment strategies, please define the term “total return” as used in the Fund’s investment objective.

Response: The requested change has been made. In response to this comment, the Fund has revised the first sentence of its principal investment strategies as follows:

The Fund seeks total return (capital appreciation and current income) in excess of the Shiller Barclays CAPE® US Sector TR USD Index (the “Index”).

Prospectus Summary – Fees and Expenses of the Fund (page 3)

2.	Comment: In the parenthetical following the heading “Shareholder Fees,” please delete the following language:

“. . . ; more details about the fees charged to each share class are available under ‘Share Class Features — Choosing a Share Class’ of this Prospectus.”

Response: The requested change has been made.

3.	Comment: As shareholder fees are not charged on either Class I or Class N Shares of the Fund, consider removing the Shareholder Fees table entirely

Response: Per Comment 21 below, the Trust will be revising the Shareholder Fees table to reflect that certain shareholders may pay a fee associated with redeeming their shares by wire. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

4.	Comment: In the Fees and Expenses table, please consider removing the phrase “and/or Service” from the “Distribution (12b-1) Fees” line item if, in fact, no service fees will be imposed on the Fund.

Response: The Trust respectfully declines to make the indicated change.

5.

Comment: The Staff suggests that, in the future and where practicable, the Trust complete the expense information in the Annual Fund Operating Expenses table when filing amendments to its registration statement for the purpose of registering new series.

Response: The Trust will take the Staff’s comment into consideration for future filings.

6.	Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fees and Expenses table will remain in effect for at least one year from the

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effective date of the Fund’s registration statement. In addition, please file the expense limitation agreement as an exhibit to the registration statement.

Response: The Trust confirms that the Fund’s expense limitation will remain in effect for a period of one year from the effective date of the Fund’s registration statement and will revise the disclosure accordingly. The expense limitation agreement will be filed as an exhibit to the Trust’s registration statement as part of PEA No. 21.

Prospectus Summary – Principal Investment Strategies (page 4)

7.

Comment: In accordance with Item 4 of Form N-1A, please revise the “Fund Summary-Principal Investment Strategies” section of the Fund, as necessary, so that it summarizes how the Fund intends to achieve its investment objectives.

Response: The Fund respectfully submits that the “Fund Summary-Principal Investment Strategies” section of the Fund’s Prospectus, as written, concisely describes the principal investment strategies of the Fund as required by Item 4 of Form N-1A.

8.

Comment: The first sentence under the heading “Principal Investment Strategies” refers to the Shiller Barclays Cape® US Sector TR USD Index (the “Index”). Please clarify that the Index is an index of common stocks and describe the strategy measured by the Index.

Response: The Trust respectfully submits that the following language from the Fund’s principal investment strategies addresses the Staff’s comment and explains that the Index is an index of exchange-traded funds (emphasis added):

The Index allocates an equally weighted notional long exposure to four US sectors that are undervalued, as determined using the modified CAPE® Ratio. Each US sector is represented by a sector exchange-traded fund (“ETF”), which is an ETF in the family of Select Sector SPDR Funds or, in the case of the real estate sector, the iShares Dow Jones U.S. Real Estate Index Fund. Each month, the Index ranks ten US sectors based on a modified CAPE® Ratio (a “value” factor) and a twelve-month price momentum factor (a “momentum” factor). The Index selects the five US sectors with the lowest modified CAPE® Ratio—the sectors that are the most undervalued according to the ratio. Only four of these five undervalued sectors, however, end up in the Index for a given month, as the sector with the worst 12-month price momentum among the five selected sectors is eliminated.

9.	With respect to the description of the Index in the Fund’s principal investment strategies, please address the following:

(a)	Comment: Please explain in plain English what it means that the Index’s use of “the price momentum factor attempts to mitigate the effect of the situation commonly referred to as the “value trap.”

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Response: In response to this comment and comment 9(b), the Trust has revised its principal investment strategies as follows:

The Shiller Barclays CAPE® US Sector TR USD Index. The Index incorporates the principles of long-term investing distilled by Dr. Robert Shiller and expressed through the CAPE® (Cyclically Adjusted Price Earnings) ratio (the “CAPE® Ratio”). The Index aims to identify undervalued sectors based on a modified CAPE® Ratio, and then uses ~~momentum to eliminate potential value traps. By using both a value indicator and a momentum indicator, the Index aims to provide more stable and improved risk adjusted returns.~~ a momentum factor to seek to reduce the risk of investing in a sector that may appear undervalued, but which may have also had recent relative price underperformance due to fundamental issues with the sector that may negatively affect the sector’s long-term total return.

The Index allocates an equally weighted notional long exposure to ~~the top~~ four US sectors that are undervalued, as ~~defined by~~ determined using the modified CAPE® Ratio~~, and possess relatively strong price momentum over the past twelve months.~~ Each US sector is represented by a sector exchange-traded fund (“ETF”), which is ~~from~~ an ETF in the family of Select Sector SPDR Funds ~~and~~ or, in the case of the real estate sector, the iShares Dow Jones U.S. Real Estate Index Fund. Each month, the Index ranks ten US sectors based on a modified CAPE® Ratio (~~i.e., a~~ “value” factor) and a twelve-month price momentum factor (~~i.e., a~~ “momentum” factor). The Index selects the five US sectors with the lowest modified CAPE® Ratio, ~~i.e.,~~— the sectors that are the most undervalued according to the ~~ratio~~ Ratio. Only four of these five undervalued sectors, however, end up in the Index for a given month, as the sector with the worst 12-month price momentum among the five selected sectors is eliminated.

The classic CAPE® Ratio is used to assess equity market valuations and averages ten years of reported earnings to account for earnings and market cycles. ~~The classic CAPE® Ratio is determined by taking the total return index of an equity sector and dividing it by the moving average of the preceding ten years of equity sector earnings using the U.S. Consumer Price Index to adjust for inflation.~~ Traditional valuation measures, such as the ~~Price-Earnings~~ price-earnings (PE) ratio, ~~may have a problematic aspect in that they~~ by contrast, typically rely on earnings information from only the past year. ~~The classic CAPE® Ratio seeks to address this concern by averaging ten years of reported earnings and thus obtaining a more accurate long-term measure of the equity market valuations.~~ The Index uses a modified version of the classic CAPE® Ratio to standardize the comparison across sectors. ~~In addition to the CAPE® Ratio, the Index uses price momentum to identify sectors with recent positive momentum over the previous twelve months. Although there~~ There can be no assurance that ~~it will be successful, the price momentum factor attempts to mitigate the effect of the situation commonly referred to as the “value trap”, where an asset that appears to be relatively undervalued based on value indicators such as the Price-Earnings (PE) ratio fails to provide a positive return over time.~~ the Index will provide a better measure of value than more traditional measures, over any period or over the long term.

(b)	Comment: Please explain in plain English what it means that the Index uses “both a value indicator and a momentum indicator,” to aim to provide more stable and improved risk adjusted returns.

Response: Please see the Trust’s response to Comment 9(a) above. The Trust respectfully submits that the revised language explains how the Index attempts to incorporate value and momentum indicators into its composition.

10.

Comment: Disclosure in the fourth paragraph under the heading “Principal Investment Strategies” states that the Index allocates an equally weighted notional value to the top four US sectors that are undervalued. Does this mean that the Fund will invest 25% of its assets in each of these four sectors? If not, please clarify the language to indicate how the Fund’s investments will be allocated.

Response: The Fund does not expect to invest directly in the components of the Index under normal circumstances, but may do so under certain circumstances. The Trust respectfully submits that the following language from the Fund’s principal investment strategies addresses the Staff’s comment and explains how the Fund intends to gain investment exposure to the Index (emphasis added):

The Fund will normally use derivatives in an attempt to create an investment return approximating the Index return. For example, the Fund might enter into swap

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transactions or futures transactions designed to provide the Fund a return approximating the Index’s return. The Fund expects to use only a small percentage of its assets to attain the desired exposure to the Index because of the structure of the derivatives the Fund expects to use. As a result, use of those derivatives along with other investments will create investment leverage in the Fund’s portfolio. In certain cases, however, such derivatives might be unavailable or the pricing of those derivatives might be unfavorable; in those cases, the Fund might attempt to replicate the Index return by purchasing some or all of the securities comprising the Index at the time. If the Fund at any time invests directly in the securities comprising the Index, those assets will be unavailable for investment in debt instruments, and the Fund’s ability to pursue its investment strategy and achieve its investment objective may be limited.

11.	Comment: Please provide some indication of the market capitalization of the components of the Index.

Response: In response to this comment, the Trust has added the following disclosure to the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies”:

The Select Sector SPDR Funds are typically comprised of issuers represented in the S&P 500 Index. As of October 24, 2013, the issuers represented in the S&P 500 Index had market capitalizations ranging from $2 billion to $485 billion.

12.

Comment: Disclosure in the Fund’s principal investment strategies provides that the Fund’s portfolio of debt instruments will normally have an overall weighted average effective duration of not less than two years or more than eight years. In the section “Principal Risks—Debt Securities Risks—Interest Rate Risk,” please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates by 1% if the Fund has a weighted average effective duration of eight years.

Response: The Trust respectfully submits that the following language from the section “Principal Risks—Debt Securities Risks—Interest Rate Risk” in the statutory section of the Fund’s prospectus addresses the Staff’s comment:

Duration is a measure of the expected life of a bond that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.

In addition, the Trust notes that an explanation of duration is included in the Fund’s principal investment strategies, and that additional disclosure on duration is included in the Fund’s Statement of Additional Information. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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13.

Comment: The Fund’s principal investment strategies indicate that the Fund may use credit default swaps. Please add disclosure in the Fund’s statement of additional information stating that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: In response to the Staff’s comment, the following disclosure has been added to the Fund’s Statement of Additional Information:

The Fund or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by applicable law.

Prospectus Summary – Principal Risk Factors (page 7)

14.

Comment: In respect of any investments by the Fund in another investment company in the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the 1940 Act) as the Fund (each, a “Related Fund”), please disclose that the Fund will “look through” investments in the Related Fund to the underlying securities held by the Related Fund for purposes of determining compliance with the Fund’s policy on concentrating its investments in any one industry.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in a Related Fund to the underlying securities held by the Related Fund for purposes of determining compliance with its policy on concentrating its investments in any one industry. However, the Trust has confirmed that none of the Related Funds in which the Fund expects to invest has a policy to concentrate its investments in any one industry.

15.

Comment: Please disclose whether the Fund is subject to any limit with respect to the number of transactions the Fund may enter into with a given counterparty. If the Fund is not subject to such a limit, please disclose that fact.

Response: In response to this comment, counterparty risk has been revised as follows:

counterparty risk: the risk that the Fund will be subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into directly by the Fund or held by special purpose or structured vehicles in which the Fund invests. Subject to certain limitations for U.S. federal income tax purposes, the Fund is not subject to any limit with respect to the number of transactions it can enter into with a single counterparty. To the extent that the Fund enters into multiple transactions with a single or a small set of counterparties, it will be subject to increased counterparty risk. The Fund anticipates that, at least initially, it will gain exposure to the Index through one or more swap transactions entered into by it with Barclays Bank PLC or an affiliate of Barclays Bank PLC; Barclays Bank PLC is the Index sponsor and the Index provider to the Fund. If Barclays Bank PLC or its affiliate is unwilling or unable to make the Index available at any time or to perform its obligations to the Fund as the Fund’s swap counterparty or Index provider, the

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Fund, the Fund’s performance, and the Fund’s ability to achieve its investment objective would be affected adversely.

The Trust also notes that Index Risk in the Fund’s statutory prospectus notes that “there may be a limited number of counterparties willing or able to serve as counterparties to a swap agreement” with respect to the Index.

16.	Comment: In the disclosure under the heading “Principal Risks—Debt Securities Risks—Credit Risk” please disclose that “lower-rated debt securities” are also known as “junk bonds.”

Response: The requested change has been made.

17.	Comment: Please add “Sector Risk” as a separate risk addressing the risk of investing 25% or more of the Fund’s assets in a single sector.

Response: In response to this comment, securities or sector selection risk has been revised as follows:

securities or sector selection risk: the risk that the securities held by the Fund will underperform securities held in other funds investing in similar asset classes or comparable benchmarks because of the portfolio managers’ choice of securities or sectors for investment. To the extent the Fund focuses or concentrates its investments in a particular sector or related sectors, the Fund will be more susceptible to events or factors affecting companies in that sector or related sectors. For example, the values of securities of companies in the same or related sectors may be negatively affected by the common characteristics they share, the common business risks to which they are subject, common regulatory burdens, or regulatory changes that affect them similarly. Such characteristics, risks, burdens or changes include, but are not limited to, changes in governmental regulation, inflation or deflation, rising or falling interest rates, competition from new entrants, and other economic, market, political or other developments specific to that sector or related sectors.

18.

Comment: The Staff notes that the Fund includes “short sale risk” as a principal risk, but does not include a discussion of short sales in its principal investment strategies. Please either add short sales to the Fund’s principal investment strategies or remove short sale risk. If the Fund adds short sales to its principal investment strategies, please add a separate line item to the Annual Fund Operating Expenses table for dividends paid on the Fund’s short sale transactions.

Response: The Trust notes that the section “Additional Information About Principal Investment Strategies and Principal Risks – Principal Investment Strategies” includes the following disclosure:

The Fund may engage in short sales, either to earn additional return or to hedge existing investments.

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In response to this comment, the language noted above has also been added to the description of the Fund’s principal investment strategies in the summary section of the prospectus.

The Trust confirms that the expense table will reflect, if any, an estimate of dividends payable in respect of anticipated short sale transactions, including a separate line item if required by Form N-1A.

Prospectus Summary – Purchase and Sale of Shares (page 11)

19.	Comment: Please revise the disclosure concerning investment minimums as follows:

~~The minimum investment may be modified for certain financial intermediaries that submit trades on behalf of underlying investors. Certain financial intermediaries also may have their own investment minimums, which may differ from the Fund’s minimums, and may be waived at the intermediaries’ discretion.~~ The Fund reserves the right to change or waive the minimum initial and subsequent investment amounts without prior notice or to waive the minimum investment amounts for certain intermediaries or individual investors in its discretion.

Response: The Trust respectfully declines to make the requested change because the Trust considers this to be important disclosure and responsive to Item 6(a) of Form N-1A, which requests disclosure of a fund’s minimum initial or subsequent investment requirements.

Additional Information About Principal Investment Strategies and Principal Risks (page 13)

20.	Comment: Please confirm supplementally whether the Fund will give advanced notice to shareholders of a change in the Fund’s investment objective.

Response: The Trust does not have a policy requiring advanced notice of a change to the Fund’s investment objective, but the Trust would consider providing such notice where practicable.

How to Redeem Shares – Redemptions by Telephone (page 46)

21.	Comment: The first paragraph of this section discloses that wires of redemption proceeds are subject to a $15 fee. Please disclose this fee in the table of Shareholder Fees for the Fund.

Response: The requested change has been made.

Statement of Additional Information

22.

Comment: Fundamental policy 4(a)(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise policy 4(a)(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)).

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Response: The Trust respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4(a)(i)). The Trust recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Trust maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

23.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

24.

Comment: Per Comment 14, please revise fundamental policy number 4 to state that the Fund will “look through” investments in any Related Fund to the underlying securities held by the Related Fund for purposes of determining compliance with fundamental policy number 4.

Response: Please see the response to Comment 14. The Trust respectfully declines to make any changes to its disclosure in response to this Comment.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

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Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.